UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ozon Holdings PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.001 per share

American Depositary Shares, each of which represents one Ordinary Shares, nominal value $0.001 per share

(Title of Class of Securities)

69269L104*

(CUSIP Number)

Sistema PJSFC

13/1 Mokhovaya Str, 125009, Moscow, Russia

Tel: +7 495 228 1500

with a copy to:

David Tavakalyan

13/1 Mokhovaya Str, 125009, Moscow, Russia

e-mail: Tavakalyan@sistema.ru

Tel: +7 495 228 1500 ext. 183

November 27, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

*	The CUSIP number applies to the American Depositary Shares. No CUSIP number has been assigned to the Ordinary Shares.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person Sistema PJSFC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 52,743,552
	8.	Shared voting power 16,083,675
	9.	Sole dispositive power 52,743,552
	10.	Shared dispositive power 16,083,675

11.	Aggregate amount beneficially owned by each Reporting Persons 68,827,227
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) [1] 33.78%
14.	Type of Reporting Persons (see instructions) CO

[1]

All percentage ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 203,729,958 Ordinary Shares issued and outstanding (including Ordinary Shares represented by American Depositary Shares (“ADSs”)), as reported in the Issuer’s Prospectus, dated November 23, 2020, filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on November 24, 2020 (the “Prospectus”), including Ordinary Shares issued upon exercise of the underwriters’ overallotment option on November 27, 2020, shares issued in the Private Placements (as defined herein) and shares issued to Princeville Global eCommerce Investments I Limited pursuant to its convertible loan agreement with the Issuer as described in the Prospectus.

1.	Names of Reporting Person Sistema Venture Fund Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cyprus

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,083,675
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,083,675

11.	Aggregate amount beneficially owned by each Reporting Persons 16,083,675
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒[1]
13.	Percent of class represented by amount in Row (11)[2] 7.89%
14.	Type of Reporting Persons (see instructions) CO

[1]	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
[2]

All percentage ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 203,729,958 Ordinary Shares issued and outstanding (including Ordinary Shares represented by ADSs as reported in the Prospectus, including Ordinary Shares issued upon exercise of the underwriters’ overallotment option on November 27, 2020, shares issued in the Private Placements (as defined herein) and shares issued to Princeville Global eCommerce Investments I Limited pursuant to its convertible loan agreement with the Issuer as described in the Prospectus.

1.	Names of Reporting Person Sistema Venture Capital Fund LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,083,675
	9.	Sole dispositive power 0
	10.	Shared dispositive power 16,083,675

11.	Aggregate amount beneficially owned by each Reporting Persons 16,083,675
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒[1]
13.	Percent of class represented by amount in Row (11)[2] 7.89%
14.	Type of Reporting Persons (see instructions) CO

[1]	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
[2]

All percentage ownership of the Ordinary Shares by Reporting Persons presented in this Schedule 13D assume an aggregate of 203,729,958 Ordinary Shares issued and outstanding (including Ordinary Shares represented by ADSs as reported in the Prospectus, including Ordinary Shares issued upon exercise of the underwriters’ overallotment option on November 27, 2020, shares issued in the Private Placements (as defined herein) and shares issued to Princeville Global eCommerce Investments I Limited pursuant to its convertible loan agreement with the Issuer as described in the Prospectus.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to ordinary shares of Ozon Holdings PLC (the “Issuer”) (“Ordinary Shares”), with a nominal value of $0.001 per share. The Ordinary Shares beneficially owned by the Reporting Persons (as defined below) are held in the form of Ordinary Shares or American Depositary Shares (“ADSs”), with each ADS representing one Ordinary Share. The Issuer’s ADSs are listed on the NASDAQ Global Select Market under the trading symbol “OZON”. The Issuer’s principal executive offices are located at Arch. Makariou III, 2-4, Capital Center, 9th floor, 1065, Nicosia, Cyprus (+357 22 360 000).

Item 2.	Identity and Background

This Statement is being filed by Sistema PJSFC (“Sistema”), Sistema Venture Capital Fund LLC (“SVC”) and Sistema Venture Fund Ltd (“SVFL” and, together with Sistema and SVC, the “Reporting Persons”).

Sistema is a company incorporated under the laws of the Russian Federation.

Sistema’s principal business address is 13/1 Mokhovaya Str, 125009, Moscow, Russia.

Sistema is a Russian publicly-traded (LSE: SSA, MOEX: AFKS) diversified holding company with a diversified portfolio of assets (more than 15 companies) that mainly consists of Russian companies in different industries, including telecommunications, high technology, retail, pulp & paper, agriculture, real estate, tourism and healthcare.

SVFL is a 100% subsidiary of SVC, a subsidiary of Sistema (as of the date hereof Sistema’s beneficial ownership of SVC amounts to approximately 90%). SVFL’s principal business address is 17 Gr. Xenopoulou, 3106 Limassol, Cyprus; registration number is HE 356815. SVC’s principle business address is 51/4 bld 1 Shchepkina Str., 129110 Moscow, Russia. The business of SVC (and SVFL) is investment in growth-stage technology companies.

During the past five years, neither of the Reporting Persons (or to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of themselves, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

On April 29, 2014, Sistema subscribed for 355,456 Ordinary Shares with a nominal value of $0.025 each from the Issuer as a result of primary offering pursuant to a subscription agreement dated April 29, 2014. The transaction was funded by Sistema from its own funds.

On September 20, 2016, the Sistema transferred 355,456 Ordinary Shares with a nominal value of $0.025 each to SVC. The transaction was funded by SVC from the funds contributed to it by Sistema by way of an increase of SVC’s authorized capital.

In 2017, SVC, in several different transactions, acquired 12,891 Ordinary Shares with a nominal value of $0.025 each from the shareholders. The transactions were funded by SVC from the funds contributed to it by Sistema and other shareholders of SVC by way of increases of SVC’s authorized capital.

On December 13, 2018, SVC acquired 275,000 Ordinary Shares with a nominal value of $0.025 each from a third party selling shareholder of the Issuer. The transaction was funded by SVC from the funds contributed to it by Sistema and other shareholders of SVC by way of an increase of SVC’s authorized capital. Following the abovementioned transactions, SVC became the holder of 643,347 Ordinary Shares with a nominal value of $0.025 each.

On January 25, 2019, Sistema acquired 22,254 Ordinary Shares of with a nominal value $0.025 each from a third party selling shareholder of the Issuer. The transaction was funded by Sistema from its own funds.

On March 7, 2019, Sistema acquired 75,914 Ordinary Shares with a nominal value of $0.025 each from a third party selling shareholder of the Issuer. The transaction was funded by Sistema from its own funds.

On March 13, 2019, Sistema acquired 738,458 Ordinary Shares with a nominal value of $0.025 from its subsidiary Mobile TeleSystems PJSC (publicly-traded company, NYSE: MBT, MOEX: MTSS; more than 50% of shares of Mobile TeleSystems PJSC are directly or indirectly owned by Sistema) (“MTS”). MTS first subscribed for 355,356 Ordinary Shares in April 2014, and then gradually increased its stake to 738,458 Ordinary Shares by acquiring Ordinary Shares from third party selling shareholders of the Issuer through several transactions that took place in 2017 and 2018, and by subscribing for newly issued Ordinary Shares in 2018. All the relevant transactions were funded by MTS from its own funds. Following the acquisition of Ordinary Shares from MTS, Sistema became the beneficial owner of 1,479,973 Ordinary Shares with a nominal value of $0.025 each.

On April 24, 2019, Sistema acquired 27,872 Ordinary Shares with a nominal value of $0.025 each from a third party selling shareholder of the Issuer. The transaction was funded by Sistema from its own funds.

On September 30, 2019, SVC transferred 643,346 Ordinary Shares with a nominal value of $0.025 each to SVFL.

On December 31, 2019, Sistema subscribed for 856,636 Ordinary Shares with a nominal value of $0.025 each by way of conversion of certain amounts advanced under the 1st CLA, the 2nd CLA and the 3rd CLA (each defined below). Following such subscription, Sistema became the beneficial owner of 2,364,481 Ordinary Shares with a nominal value of $0.025 each.

On October 15, 2020, the Issuer completed a share split with a nominal value of $0.025 ordinary shares into 25 Ordinary Shares with a nominal value of $0.001 each. As a result of the share split, the Reporting Person’s 2,364,481 Ordinary Shares of with a nominal value $0.025 each were split into 59,112,025 Ordinary Shares with a nominal value of $0.001 each.

On October 30, 2020, Sistema subscribed for 1,830,000 Ordinary Shares with a nominal value of $0.001 each, which were issued as partial settlement of the Issuer’s obligation under the 4th CLA (as defined below) to issue Ordinary Shares for the relevant advance payment (see Convertible Loan Agreements below). Following the subscription, Sistema became the beneficial owner of 60,942,025 Ordinary Shares with a nominal value of $0.001 each.

On November 27, 2020, Sistema subscribed for 4,277,978 Ordinary Shares with a nominal value of $0.001 each, which were issued as settlement for the remaining part of the advance payment, together with interest accrued under the 4th CLA (see Convertible Loan Agreements below). Following the subscription and issuance of ADSs, Sistema became the beneficial owner of 65,220,003 Ordinary Shares with a nominal value of $0.001 each.

On November 30, 2020, Sistema subscribed for 1,357,223 Ordinary Shares with a nominal value of $0.001 each, following the conversion of the remaining principal amount of the CLA, together with accrued interest under the 3rd CLA (see Convertible Loan Agreements below). Following the conversion and issuance of ADSs, Sistema became the beneficial owner of 66,577,226 Ordinary Shares with a nominal value of $0.001 each.

On November 16, 2020, Sistema entered into Private Placement Agreement with the Issuer to purchase a total of 2,250,000 American Depositary Shares (ADSs) representing Ordinary Shares at the initial public offering price of $30.00 per share, which was completed on December 2, 2020. The source of funds used for the subscription was Sistema’s own funds. Following the issuance of the ADSs, Sistema became the beneficial owner of Ordinary Shares or ADSs representing 63,192,025 Ordinary Shares with a nominal value of $0.001 each.

As a result of all the transactions described herein, the Reporting Persons beneficially own Ordinary Shares or ADSs representing 68,827,226 Ordinary Shares with a nominal value of $0.001 each and 1 class A share of the Issuer with a nominal value of $0.001.

Convertible Loan Agreements

On January 16, 2019, Sistema (as lender) entered into a convertible loan agreement with the Issuer (as borrower), with a total principal amount of RUB 5,700,000,000 (the “1st CLA”). Sistema provided this loan from its own funds.

On June 20, 2019, Sistema (as lender) entered into a convertible loan agreement with the Issuer (as borrower), with a total principal amount of RUB 1,000,000,000 (the “2nd CLA”). Sistema provided this loan from its own funds.

On September 18, 2019, Sistema (as lender) entered into a convertible loan agreement with the Issuer (as borrower), which was amended on December 23, 2019 and further amended on October 30, 2020, with a total principal amount of RUB 2,500,000,000 (the “3rd CLA”). Sistema provided this loan from its own funds.

On December 31, 2019, the 1st CLA and the 2nd CLA were fully converted, and the 3rd CLA was partially converted into 856,636 Ordinary Shares with a nominal value of $0.025 each. On November 30, 2020, the remaining principal amount of the 3rd CLA, with accrued interest, was converted into 1,357,223 Ordinary Shares with a nominal value of $0.001 each.

On January 13, 2020, Sistema entered into an investment and subscription with advance payment agreement, with a total principal amount of RUB 3,000,000,000, which was amended on June 30, 2020 and further amended and restated on October 30, 2020 (the “4th CLA”). Sistema provided this loan from its own funds.

On October 30, 2020, the Issuer partially settled its obligation to issue shares for the advance payment by way of an issuance of 1,830,000 Ordinary Shares to Sistema and, on November 27, 2020, 4,277,978 Ordinary Shares were issued to Sistema for the outstanding principal amount of the advance payment with accrued interest.

Sistema funded all the transactions from its own funds.

Class A Shares

On October 30, 2020, the Issuer issued two Class A shares, with a nominal value $0.001 per share (each a “Class A Shares”, and each holder of Class A Shares, a “Class A Shareholder”), one to Sistema and one to the other principal shareholder of the Issuer, Baring Vostok Fund V Nominees Limited (“BVFVNL”). Each Class A Share confers the following special rights:

•

the right to appoint and remove (i) two directors so long as such Class A Shareholder holds at least 15% of voting power of the Ordinary Shares or (ii) one director so long as such Class A Shareholder holds less than 15% but at least 7.5% of voting power of the Ordinary Shares;

•	the right to nominate for election at the general meetings two directors or one director, as applicable, unless those have otherwise appointed as set out above; and

•

in the event of liquidation of the Issuer, to receive the par value of such Class A Shares on a pari passu basis with the holders of Ordinary Shares, with no right to participate in the distribution of excess assets.

Although Class A Shares do not confer any other rights with respect to participation at general meetings of shareholders, voting or distribution of assets by the Issuer by way of dividends, return of capital or otherwise, any alteration of share capital relating to Class A Shares, issuance of additional Class A Shares or variation of rights conferred by Class A Shares will require the unanimous approval of holders of all issued and outstanding Class A Shares. As long as a Class A Shareholder holds at least 15% of voting power of the Ordinary Shares and is thereby entitled to appoint two directors, then its voting power with respect to nomination and appointment of the remaining directors at any general meeting of shareholders will be suspended in respect of 15% of voting power of the Ordinary Shares. As long as a holder of Class A shares holds at least 7.5% of voting power of the Ordinary Shares and is thereby entitled to appoint one director, then its voting power with respect to nomination and appointment of the remaining directors at any general meeting of shareholders will be suspended in respect of 7.5% of the voting power of the Ordinary Shares.

Each Class A Share is convertible into one Ordinary Share at any time by its holder pursuant to the provisions of the Issuer’s articles of association, while Ordinary Shares are not convertible into Class A Shares unless approved by all Class A Shareholders and a special resolution of the general meeting of shareholders. A separate vote of each class of shareholders affected by the change will be also required. Upon any transfer of a Class A Share by a Class A Shareholder to any person that is not an affiliate or otherwise under control of such Class A Shareholder, such Class A Share will be automatically converted into one Ordinary Share. The Issuer is not authorized to issue additional Class A Shares unless such issue is approved by all Class A Shareholders and a special resolution of the general meeting of the Issuer’s shareholders.

Private Placement

On November 16, 2020, Sistema entered into a private placement agreement to purchase $67,500,000 of Ordinary Shares or ADSs (the “Private Placement Agreement”) in a private placement to be completed concurrently with the Issuer’s initial public offering, at a price per share equal to the initial public offering price per ADS. On November 16, 2020 the Issuer also entered into a private placement agreement with BVFVNL and BV Special Investments Limited (“BVSIL”) on substantially the same terms (the private placement transactions with BVFVNL, BVSIL and Sistema being referred to herein as the “Private Placements”). Pursuant to the Private Placement Agreement, Sistema purchased 2,250,000 ADSs. The source of funds used for the acquisition was its own funds.

The foregoing description of the Private Placement Agreement does not purport to be complete and is qualified in its entirety by reference to the Private Placement Agreement, which is filed as an exhibit and incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons hold Ordinary Shares and ADSs, directly acquired those securities for general investment purposes. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Vladimir Chirakhov, the Chief Executive Officer (President) and Chairman of the Management Board at Sistema, who serves also as a member of Sistema’s Strategy Committee and Ethics and Control Committee, and Alexey Katkov, a Managing Partner in Sistema, are members of the board of directors of the Issuer. Mr. Chirakhov and Mr. Katkov may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. Sistema also holds one Class A share having the special rights described in Item 3, which is incorporated in its entirety herein.

Although the Reporting Persons have no present intention to acquire additional securities of the Issuer, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in this Statement, may at any time or from time to time determine (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) subject to lock-up restrictions in the Lock Up Agreement (as defined below), to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or pursuant to the Registration Rights Agreement (as applicable and as defined below) or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in the Statement. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to the course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. The Reporting Persons may also take steps to explore and prepare for various plans and actions before forming an intention to engage in such plans or actions.

Other than as described above, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own Ordinary Shares or ADSs representing 68,827,226 Ordinary Shares with a nominal value of $0.001 each and 1 Class A Share with a nominal value of $0.001. The Reporting Persons’ shareholdings represent approximately 33.78% of the total outstanding voting power in the Issuer in aggregate, based on 203,729,958 Ordinary Shares issued and outstanding (including Ordinary Shares represented by ADSs), as reported in the Issuer’s Prospectus.

(b) Sistema has the sole voting and dispositive power over 52,743,552 of the Issuer’s Ordinary Shares and class A share it beneficially owns and shared voting and dispositive power over 16,083,675 of the Issuer’s Ordinary Shares. SVFL has shared voting and dispositive power over 16,083,675 of the Issuer’s Ordinary Shares it beneficially owns.

(c) Except as disclosed in this Statement, the Reporting Persons have not effected any transaction in Ordinary Shares or the Class A Share held by them during the past sixty (60) days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or the Class A Share beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is incorporated by reference herein.

Registration Rights Agreement

Sistema is party to a registration rights agreement (the “Registration Rights Agreement”) with the Issuer, BVFVNL, BVSIL and Baring Vostok Ozon LP (“Ozon LP”) dated November 22, 2020. The Registration Rights Agreement provides that its parties that are shareholders of the Issuer certain registration rights relating to the Ordinary Shares held by them, subject to customary restrictions and exceptions. Under the Registration Rights Agreement, at any time following the consummation of the Issuer’s initial public offering and the expiration of any related lock-up period, such shareholders and their permitted transferees may require the Issuer to register under the Securities Act of 1933, all or any portion of these shares, by delivering a “demand request”. Such shareholders and their permitted transferees will also have “piggyback” registration rights, such that they and their permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by the Issuer or a secondary offering by or on behalf of any of such shareholders. The Registration Rights Agreement sets out the customary registration procedures, including an agreement by the Issuer to make the Issuer’s management reasonably available to participate in roadshow presentations in connection with any underwritten offerings. The Issuer has also agreed to: (a) indemnify such shareholders and their permitted transferees, with respect to liabilities resulting from untrue statements or omissions made in any registration statement, other than untrue statements or omissions resulting from information furnished by such shareholders or any permitted transferee for use in a registration statement; and (b) to pay certain fees, costs and expenses of such registrations.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit and incorporated herein by reference.

Lock-up Agreement

The Reporting Persons are party to a lock-up agreement, in substantially the same form attached as Annex I to the Underwriting Agreement, dated November 23, 2020, between the Issuer and the Underwriters named therein (the “Lock-up Agreement”), in which they have agreed with the underwriters that they and their affiliates will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or such other securities for a period of 180 days after the date of the Prospectus, subject to certain exceptions, without the prior written consent of the representatives of the underwriters. The Lock-up Agreement provides that if a shareholder is released from the restrictions contained in its Lock-up Agreement, the same percentage of the ADSs held by each other person subject to a lock-up will be released on the same terms.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, the form of which is filed as an exhibit and incorporated herein by reference.

Private Placement Agreement

The description of the Private Placement Agreement entered into by Sistema is incorporated herein by reference.

Joint Filing Agreement

A Joint Filing Agreement, dated December 7, 2020, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.1	Joint Filing Agreement, dated December 7, 2020, by and among the Reporting Persons.

99.2	Lock-up Agreement incorporated by reference to Annex I to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 (No. 333-249810).

99.3	Registration Rights Agreement, dated November 22, 2020, among the Issuer, Sistema, BVFVNL, Ozon LP and BVSIL, incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form F-1 (No. 333-249810).

99.4	Private Placement Agreement, dated November 16, 2020, between the Issuer and Sistema, incorporated by reference to Exhibit 10.25 to the Issuer’s Registration Statement on Form F-1 (No. 333-249810).

SIGNATURE

Dated: December 7, 2020

Sistema PJSFC

By:	s/ Vladimir Chirakhov
Name:	Vladimir Chirakhov
Title:	Chief Executive Officer (President)

Sistema Venture Fund Limited

By:	s/ Georgios Charalampous
Name:	Georgios Charalampous
Title:	Director

Sistema Venture Capital Fund LLC

By:	s/ Dmitry Filatov
Name:	Dmitry Filatov
Title:	President

SCHEDULE A1

Sistema PJSFC

The business address for each of the persons listed below is c/o 13/1 Mokhovaya Str, 125009, Moscow, Russia.

Name	Title/Principal Occupation or Employment	Citizenship

Board of Directors

Vladimir Evtushenkov	UBO, Chairman of the Board, Non-executive Director, Chairman of the Strategy Committee	Russian Federation

Anna Belova	Deputy Chair of the Board, Independent Director, Chairwoman of the Investor Relations and Dividend Policy Committee	Russian Federation

Vladimir Chirakhov	Chief Executive Officer (President), Chairman of the Management Board	Russian Federation

Anatoly Chubais	Independent Director	Russian Federation

Andrey Dubovskov	Deputy Chair of the Board, Non-executive Director, Chairman of the Ethics and Control Committee	Russian Federation

Felix Evtushenkov	Non-executive Director, Chairman of the Board of Sistema Charitable Foundation	Russian Federation

David Iakobachvili	Independent Director	Sweden

Robert Kocharyan	Independent Director, Chairman of the Nomination, Remuneration and Governance Committee	Armenia

Roger Munnings	Independent director, Chairman of the Audit, Finance and Risks Committee	UK

Étienne Schneider	Independent Director	Luxembourg

Mikhail Shamolin	Non-executive Director	Russian Federation

Ron Sommer	Non-executive Director	Germany

Managing Board

Sergey Egorov	Managing Partner	Russian Federation

Alexey Katkov	Managing Partner	Russian Federation

Leonid Monosov	Managing Partner	Russian Federation

Oleg Mubarakshin	Managing Partner	Russian Federation

[1]	The individuals listed in this Schedule A may from time to time hold Ordinary Shares acquired in the open market in their personal capacity.

Vsevolod Rozanov	Managing Partner	Russian Federation

Artem Sirazutdinov	Managing Partner	Russian Federation

Ali Uzdenov	Managing Partner	Russian Federation

Igor Alyoshin	Vice President for Security	Russian Federation

Igor Kozlov	Vice President for IT	Russian Federation

Svetlana Matveeva	Vice President for Human Resources	Russian Federation

Sergei Shishkin	Vice President for Corporate Governance and Legal Affairs	Russian Federation

Vladimir Travkov	Vice President for Finance (CFO)	Russian Federation

Artem Zasursky	Vice President for Strategy	Russian Federation

Sistema Venture Capital Fund LLC

The business address for each of the persons listed below is c/o 51/4 bld 1. Shchepkina Str., 129110, Moscow Russia.

Name	Title/Principal Occupation or Employment	Citizenship

Board of Directors

Alexey Katkov	Director	Russian Federation

Alexey Kartashov	Director	Russian Federation

Anna Shakirova	Director, Chair of the Board	Russian Federation

Anton Kulikov	Director	Russian Federation

Fedor Smyk	Director	Russian Federation

Sergei Sulimov	Director	Russian Federation

Investment Committee (collective executive body)		Russian Federation

Dmitry Filatov	President, Chair of the Investment Committee	Russian Federation

Iskander Giniyatullin	Vice President	Russian Federation

Shahen Melikyan	Chief Legal Officer	Russian Federation

Olga Lazareva	Chief Financial Officer	Russian Federation

Alexey Ignatiev	Non-executive member of the Investment Committee	Russian Federation

Sistema Venture Fund Limited

The principal business address for each of the persons listed below is c/o 17 Gr. Xenopoulou, 3106 Limassol, Cyprus.

Board of Directors

Theodoros Theodorou	Director	Cyprus

Georgios Charalampous	Director	Cyprus

Alexandr Didyk	Director	Russian Federation